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SEC FILE NUMBER
8-33438

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMPASS SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105
(No. and Street)

BRAINTREE	MA	02184
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SCOTT S. CHAISSON	781-535-6083	SCOTT@COMPASSSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

1/10/2006	2560
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

OATH OR AFFIRMATION

I, SCOTT S. CHAISSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMPASS SECURITIES CORPORATION, as of JUNE 30, 2022, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

June 30, 2022

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on Compass Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Compass Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for determination of reserve and information relating to possession or control requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for determination of reserve and information relating to possession or control requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Compass Securities Corporation's auditor since 2001.

Norwood, Massachusetts

August 17, 2022

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

30-Jun-22

ASSETS

Cash	$ 315,580
Receivable from non-customers	2,949,181
Due from related entity	15,084
Operating lease right of use assets	261,605
	$ 3,541,450

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 2,793,796
Income taxes payable	27,500
Operating lease liability	261,605
Stockholder's equity:	$ 3,082,901
Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding	3,000
Retained earnings	455,549
Total stockholder's equity	458,549
	$ 3,541,450

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2022

Revenues:	
Commissions	$ 14,918,372
12(b)1 and annuity trails	189,594
Interest and dividends	873
Other income	7,326
	15,116,165
Expenses:	
Employee compensation and benefits	934,653
Commission expense	13,521,273
Occupancy	38,924
Other expenses	508,145
	15,002,995
Income before income taxes	113,170
Provision for income taxes	27,500
Net income	$ 85,670

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2022

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2021	$ 3,000	$ 369,879	$ 372,879
Net income	-	85,670	85,670
Balance at June 30, 2022	$ 3,000	$ 455,549	$ 458,549

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

Cash flows from operating activities:		
Net income	$	85,670
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets		
Receivable from non-customers		231,871
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		(280,571)
Income taxes payable		(13,000)
Total adjustments		(61,700)
Net cash provided for operating activities		23,970
Cash flows provided from financing activities		
Due from related entity		(27,083)
Decrease in cash		(3,113)
Cash at beginning of the year		318,693
Cash at end of the year	$	315,580
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

Effective July 1, 2018 the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Private placement fees. The Company recognizes contracts with customers which are composed of private placements. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual agreement is completed, which is typically at the closing of the transaction.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are typically received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

current period are primarily related to performance obligations that have been satisfied in prior periods.

Receivables from Non-Customers:

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company files consolidated tax returns with three related organizations, Compass Capital Corporation, Compass Holdings Group Incorporated, and Compass Securities Insurance Agency, Inc.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives administrative and management consulting services from its parent company, Compass Holding Group Inc, (CHGI). The related party charged $167,277 for these services for the fiscal year ending June 30, 2022. At June 30, 2022 the Company was owed $15,084 by CHGI.

Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – LONG TERM LEASES

Future minimum lease payments for non-cancelable operating leases at June 30, 2022 are as follows:

Year Ended	
June 30, 2023	$54,098
June 30, 2024	56,742
June 30, 2025	59,107
June 30, 2026	61,801
Thereafter	29,857
	$261,605

The Company adopted FASB ASC 842, Leases effective July 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described in Note 2. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized on the present value of its future payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of June 30, 2022 were as follows:

Operating Leases:	
Operating lease ROU assets	$261,605
Operating lease liability	$261,605

NOTE 4 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 16,500
State	11,000
	$27,500

The Company is a member of a group that files a consolidated tax return.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $285,056, which was $96,970 in excess of its required net capital of $188,086. The Company's net capital ratio was 9.9 to 1.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2022, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted a defined contribution retirement plan covering substantially all employees meeting minimum age and service requirements. The Company at its discretion may contribute to the plan an amount designated by management. For the year ended June 30, 2022, the Company elected to not contribute anything to the plan.

NOTE 9 – LITIGATION

The Company has been named as a party in a lawsuit related to a private placement of securities in 2012. The Company has asked the court for dismissal. It does not anticipate any monetary damages in the proceeding.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 17, 2022, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

June 30, 2022

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

30-Jun-22

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 2,793,796	
Income taxes payable	27,500	
	$ 2,821,296	
NET CAPITAL:		
Common stock		$ 3,000
Retained earnings		455,549
		458,549
ADJUSTMENTS TO NET CAPITAL:		
Receivable from non-customers		(158,409)
Due from related entity		(15,084)
Net capital, as defined		$ 285,056
NET CAPITAL REQUIREMENT		$ 188,086
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 96,970
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.9 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 256,732
Net audit adjustments	200,712
Increase in non-allowables and haircuts	(172,388)
Net capital per above	$ 285,056

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2022

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
of Compass Securities Corporation

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Compass Securities Corporation identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Compass Securities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions or subscription way basis where the funds are payable to the issuer or its agent and not to the Company ; (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception. Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 17, 2022

Compass Securities Corporation
MEMBER FINRA, SIPC

Exemption Report June 30, 2022

Compass Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.l 7a-5(d)(l) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Scott Chaisson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President
June 30, 2022